

November 1, 2012

<u>Via E-mail</u>
Steven M. Helmbrecht
Senior Vice President and Chief Financial Officer
Itron, Inc.
2111 N Molter Road
Liberty Lake, Washington 99019

      Re: Itron, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed February 17, 2012
             File No. 0-22418

Dear Mr. Helmbrecht:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. In your letters to us dated January 8, 2009 and January 24, 2009, you said that since April 2007 you had derived revenues by selling certain products in Iran. You said in your quarterly earnings call dated February 11, 2011 that your international subsidiaries continued to conduct business in Iran until the fourth quarter of 2010. In addition, we note from August 2012 media reports that you have entered into a three-year contract with AKSA Enerji, a Turkish utility that is reported to provide electricity to Aleppo, Syria. Finally, you state on pages 2, 15, and elsewhere in your Form 10-K that you operate in the Middle East and Africa, a region that includes Sudan. Your Form 10-K does not include disclosure regarding operations associated with Iran, Syria or Sudan.

Iran, Syria, and Sudan are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, and Sudan, whether through direct or indirect arrangements, since the referenced letters. Your response should describe any products, equipment, components, technology, software, or services that you have provided or intend to provide into Iran, Syria, and Sudan, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

2. Please discuss for us the materiality of your contacts with Iran, Syria, and Sudan, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, or Sudan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Steven M. Helmbrecht
Itron, Inc.
November 1, 2012
Page 3

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
       Assistant Director
       Division of Corporation Finance